Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 ANNOUCEMENT TO THE MARKET Itaú Unibanco Holding S.A. (“Company”) clarifies that the news disclosed today on NeoFeed named “Itaú’s Rede is preparing an offer for Linx” is unfounded, and the information is not true. The Company states that it is not negotiating the acquisition of Linx’s control. São Paulo-SP, August 17, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Não Corporativo